09042040

SECURIT[…]SSION

WASHINGTON, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 49950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/08 (MM/DD/YY) AND ENDING 01/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Wagner & Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5424 Sunol Blvd. #10-257
(No. and Street)

Pleasanton	CA	94566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily E. Wagner 925-416-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE INC.
(Name – *if individual, state last, first, middle name*)

1801 California St. Suite 4650	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emily E. Wagner, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of E. Wagner & Associates, Inc., as of January 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HASSAN ZAFARI
COMM. # 1754613
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. JULY 17, 2011

Please see Attached

Notary Public

Emily E. Wagner
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholder'sEquity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Alameda

On 7-23-09 (Date) before me, Hassan Zafari (Notary Public) (Here Insert Name and Title of the Officer),

personally appeared Emily E. Wagner (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

HASSAN ZAFARI
COMM. # 1754613
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. JULY 17, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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CAUSEY DEMGEN & MOORE INC.

Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Directors
E. Wagner & Associates, Inc.

We have audited the accompanying statement of financial condition of E. Wagner & Associates, Inc. as of January 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Wagner & Associates, Inc. as of January 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
March 6, 2009

CAUSEY DEMGEN & MOORE INC.
Causey Demgen & Moore Inc.
CDM

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2009

ASSETS

Cash and cash equivalents	$	243,532
Certificates of deposit		50,000
Deposit with clearing organization		30,016
Property and equipment:		
Office furniture, equipment and software		52,577
Less accumulated depreciation and amortization		(47,379)
Net property and equipment		5,198
Deferred tax asset (Note 5)		16,900
Marketable securities owned (Note 3)		6,546
Other assets		2,986
	$	355,178

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,339
Total liabilities		5,339
Commitments (Note 4)		
Stockholder's equity (Note 2):		
Common stock, no par value; 150,000 shares authorized, 66,000 shares issued and outstanding		65,100
Retained earnings		284,739
Total stockholder's equity		349,839
	$	355,178

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended January 31, 2009

Revenues:		
Financial advisory fees (Note 6)	$	75,000
Interest and other		13,674
Unrealized loss on marketable securities (Note 3)		(7,335)
		81,339
Expenses:		
Salaries and payroll taxes		2,585
General and administration		85,899
Registration and regulatory fees		555
Depreciation and amortization		2,034
		91,073
Loss before provision for income taxes		(9,734)
Income tax expense (Note 5)		6,800
Net loss	$	(16,534)

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended January 31, 2009

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 31, 2008	66,000	$ 65,100	$ 301,273	$ 366,373
Net loss for the year ended January 31, 2009	-	-	(16,534)	(16,534)
Balance, January 31, 2009	66,000	$ 65,100	$ 284,739	$ 349,839

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended January 31, 2009

Cash flows from operating activities:		
Net loss	$	(16,534)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,034
Net unrealized loss on securities owned		7,335
Deferred income taxes		6,000
Changes in assets and liabilities:		
Deposit with clearing organization		72
Other assets		1,435
Accounts payable and accrued expenses		(43,285)
Total adjustments		(26,409)
Net cash used in operating activities		(42,943)
Cash flows from investing activities:		
Net proceeds from maturity of certificates of deposit		140,000
Net cash provided investing activities		140,000
Net increase in cash and cash equivalents		97,057
Cash and cash equivalents at the beginning of the year		146,475
Cash and cash equivalents at end of year	$	243,532

Supplemental disclosure of cash flow information:

During the year ended January 31, 2009, the Company paid cash for state income taxes in the amount of $800.

See accompanying notes.

1. Organization and summary of significant accounting policies

Organization:

E. Wagner & Associates, Inc. (the "Company") located in Pleasanton, California, was incorporated in the State of California on February 6, 1997, for the purpose of conducting business as a registered broker dealer in securities. The Company is a full service investment banking firm specializing in the underwriting of municipal securities and providing financial advisory services to cities, counties, school districts and special districts in California.

The Company does not hold cash or securities for the account of customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company must clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all customer accounts and maintains all related books and records which are customarily kept by a clearing broker-dealer for accounts carried on a fully disclosed basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Underwriting revenues are recorded by the Company as of the closing date of the transactions.

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The Company, by policy, limits the amount of credit exposure to any one financial institution. At various times throughout the year, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Marketable securities owned:

Marketable securities owned are valued at market value.

1. Organization and summary of significant accounting policies (continued)

Depreciation and amortization:

Depreciation of office furniture and equipment and amortization of capitalized software is provided on the straight-line method over estimated useful lives of three to seven years.

Income taxes:

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2009, the Company had net capital of $317,952 which was $217,952 in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $5,339; therefore, its net capital ratio was 0.02 to 1 at January 31,2009.

3. Marketable securities owned

Marketable securities owned consists of investments in common stock of the NASDAQ Stock Market, Inc. The original cost of the securities owned at January 31, 2009 was $3,300.

4. Commitments

Operating lease obligations:

The Company leases office facilities under a non-cancelable operating lease. Rent expense under the office space operating lease amounted to $9,900 for the year ended January 31,2009.

4. Commitments (continued)

The Company leases a vehicle under a thirty-six month operating lease. Rent expense under the vehicle operating lease amounted to $11,043 for the year ended January 31, 2009.

Future minimum rentals due under the non-cancelable operating leases are as follows:

Year ending January 31,		
2010	$	12,589
2011		5,882
	$	18,471

5. Income taxes

Income tax expense consists of the following for the year ended January 31, 2009:

Current tax expense	$	800
Deferred tax expense		6,000
	$	6,800

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax asset relate primarily to differences in property and equipment and a net operating loss carry-forward for federal and state tax purposes. The federal net operating loss carryfoward of approximately $7,600 expires in 2027, and the state net operating loss carryforwards in the amount of approximately $186,000 expire in 2025 through 2027. Deferred tax assets and liabilities at January 31, 2009 consist of the following:

Deferred tax assets:		
Federal net operating loss carryforward	$	2,700
State net operating loss carryforward		16,500
		19,200
Deferred tax liabilites:		
Property and equipment		(1,200)
Net unrealized loss on securities owned		(1,100)
		(2,300)
Net deferred tax asset	$	16,900

6. Major customers

During the year ended January 31, 2009, 100% of financial advisory fees were derived from one municipality.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

E. WAGNER & ASSOCIATES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of January 31, 2009

NET CAPITAL		
Total stockholder's equity	$	349,839
Deduct non-allowable assets:		
Office furniture and equipment, net of depreciation		(5,198)
Other assets		(2,986)
Deferred tax asset		(16,900)
Net Capital before haircuts on securities positions		324,755
Haircut on trading and investment securities		(5,093)
Undue concentration		(1,710)
Net Capital	$	317,952
AGGREGATE INDEBTEDNESS		
Total liabilities	$	5,339
Total aggregate indebtedness	$	5,339
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	217,952
Ratio: Aggregate indebtedness to net capital		0.02
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in PartIIA of Form X-17A-5 as of January 31, 2009)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	317,952
Net audit adjustments		-
Net capital per above	$	317,952

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through Southwest Securities, Inc., on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3(k)(2)(ii) and Schedules II, III and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Directors
E. Wagner & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of E. Wagner & Associates, Inc. (the "Company") for the year ended January 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
March 6, 2009

CAUSEY DEMGEN & MOORE INC.

Causey Demgen & Moore Inc.